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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                                   RENEX CORP.
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             (Exact name of registrant as specified in its charter)

               FLORIDA                                    65-0422087
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(State or other jurisdiction                   (IRS Employer Identification No.)
 of incorporation)

      2100 Ponce de Leon Boulevard, Suite 950, Coral Gables, Florida 33134
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              (Address of principal executive office and Zip Code)


         Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

         Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
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                                (Title of Class)


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Item 1.   Description of Registrant's Securities to be Registered.

         On November 5, 1998, the Board of Directors of Renex Corp. (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, $.001 par value (the "Common Stock"), of the Company to shareholders of record at the close of business on November 6, 1998 (the "Record Date") and authorized the issuance of one Right with respect to each share of Common Stock that becomes outstanding between the Record Date and November 6, 2008 or such earlier time as the Rights are redeemed. Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $.001 par value (the "Preferred Stock"), at a price of $25 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The terms of the Rights are set forth in a Rights Agreement (the "Rights Plan") between the Company and Continental Stock Transfer and Trust Company, as Rights Agent, included as an exhibit to this Current Report on Form 8-K. The description of the Rights set forth below does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.

         Initially, the Rights will be attached to all certificates representing Common Stock then outstanding and no separate Rights Certificates would be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of:

         (a) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"),has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares, the date of such announcement being the "Share Acquisition Date";

         (b) ten (10) business days (or such later date as the Board shall determine) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person of 20% or more of such outstanding Common Shares; or

         (c) a determination by the Board of Directors of the Company (the "Board") that a person or group is an "Adverse Person."

         The Rights Plan contains an exemption from the definition of Acquiring Person for any issuance of Common Stock by the Company directly to any person (for example, in a private placement or an acquisition by the Company in which Common Stock is used as consideration), even if that person would become the beneficial owner of 20% or more of the Common Stock, provided that such person does not acquire any additional shares of Common Stock.

         A person may be declared an Adverse Person upon (a) a determination that such person, alone or together with its affiliates and associates, has become, or has expressed an intention to become, the owner of an amount of Common Shares which the Board determines to be substantial (which may not be less than 10% of the Common Shares then outstanding) and (b) a determination by at least a majority of the Board who are not officers of the Company and are not representatives or associates of the Acquiring Person or Adverse Persons ("Independent Directors") after reasonable inquiry and investigation, that such ownership (i) is intended to cause the Company to repurchase the Common Shares owned by such person or to cause the Company to take actions or enter into transactions which are intended to provide such person with a short term financial gain and which are not in the best long term interests of the Company and its stockholders or (ii) is causing, or is reasonably likely to cause, a material adverse impact on the Company.


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         Until the Distribution Date, (i) the Rights would be evidenced by the
Common Stock Certificates and would be transferred with and only with such Common Stock Certificates, (ii) new Common Stock Certificates received after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

         Each whole share of Preferred Stock will have a minimum preferential quarterly dividend rate equal to the greater of $100 per share or, subject to anti-dilution adjustment, 100 times the dividend declared on the Common Stock. In the event of liquidation, no distribution will be made to the holders of Common Stock unless, prior thereto, the holders of the Preferred Stock have received a liquidation preference of $100 per share, plus accrued and unpaid dividends. Holders of the Preferred Stock will be entitled to notice of and to vote at any meeting of the Company's shareholders. Each whole share of Preferred Stock is entitled to one vote. Such shares do not have cumulative voting rights. The Preferred Stock, together with the issued and outstanding shares of the other preferred stocks of the Company, will be expressly entitled, as one class, to elect a majority of directors (the Common Stock electing the minority) whenever dividends on any of the preferred stocks shall be in default in the amount of four quarterly payments and thereafter until all such dividends in default shall have been paid. In the event of any merger, consolidation, or other transaction in which shares of Common Stock are exchanged for or converted into other securities and/or property, each whole share of Preferred Stock will be entitled to receive, subject to anti-dilution adjustment, 100 times the amount into which or for which each share of Common Stock is so exchanged or converted. The shares of Preferred Stock are not redeemable by the Company.

         The Rights are not exercisable until the Distribution Date and will expire on November 6, 2008, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to all holders of record of Common Stock at the close of business on the Distribution Date. Thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only Common Shares issued prior to the Distribution Date will be issued with Rights.

         The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or
(iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of retained earnings) or of subscription rights or warrants (other than those referred to above. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, cash payments will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.


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         In the event:

         (a) the Company is the surviving corporation in a merger with an Acquiring Person or Adverse Person and its Common Shares are not changed or exchanged,

         (b) a Person becomes an Acquiring Person (except pursuant to an offer for all outstanding Common Shares which a majority of the Independent Directors determined to be fair to, and otherwise in the best interest of the Company, and its Stockholders (a "Fair Offer"),

         (c) an Acquiring Person or Adverse Person engages in one or more "self dealing" transactions set forth in the Rights Agreement, or

         (d) a Person is determined to be an Adverse Person,

(a "Triggering Event") then each holder of a Right will thereafter have the Right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of a Triggering Event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were beneficially owned by an Acquiring Person or Adverse Person will be null and void. Moreover, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $25.00 per Right, each Right not owned by an Acquiring Person or Adverse Person (or certain related parties) following an event set forth in the preceding paragraph could entitle the holder to purchase $50.00 worth of Common Shares (or other consideration as noted above) for the $25.00 Purchase Price. Assuming that the Common Shares have a per share value of $10.00 at such time, the holder of each valid Right would be entitled to purchase five (5) Common Shares for $25.00.

         In the event that at any time after a Share Acquisition Date:

         (a) the Company is acquired in a merger or other business combination transaction (other than a merger described in the second preceding paragraph or a merger which followed a Fair Offer); or

         (b) more than 50% of its assets or earning power were sold or transferred,

then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, the common stock, or the equivalent equity securities, of the acquiring company which have a value equal to two times the exercise price of the Right. (The events set forth in this paragraph and in the second preceding paragraph are referred to as "Triggering Events").

         In general, the Company may redeem the Rights in whole, but not in part, at any time until a determination that a person is an Adverse Person and until ten (10) days following the Share Acquisition Date at a price of $.001 per Right (payable in cash, Common Shares or other consideration deemed appropriate by the Board). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the





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Continuing Directors. Immediately upon the action of the Board, ordering the
Rights to be redeemed (with where specifically required, the concurrence of the Continuing Directors), the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 Redemption Price.

         The term "Continuing Directors" means any member of the Board who was a member of the Board prior to the execution of the Rights Agreement, and any person who is subsequently elected to the Board, if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, Adverse Person or an Affiliate or Associate of the Acquiring Person or Adverse Person, or any representative of the foregoing entities.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than such rights as a holder of Common Shares), including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights becomes exercisable for Common Shares (or other consideration) of the Company or common stock of the acquiring company as set forth above.

         Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interest of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at any time as the Rights are not redeemable.

         As of November 6, 1998, there were 6,977,372 shares of Common Stock outstanding. Each share of Common Stock outstanding on and after November 6, 1998 will receive one Right. An aggregate of 200,000 shares of Preferred Stock will be reserved for issuance in the event of exercise of the Rights.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger or business combination, the Board of Directors may, at its option, at any time prior to the time that any Person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.










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Item 2.   Exhibits.

Exhibit
Number                        Description

1. Rights Agreement, dated as of November 6, 1998, between Renex Corp. and Continental Stock Transfer and Trust Company, as Rights Agent (Incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 0-23165) filed with the Securities and Exchange Commission on November 6, 1998.

2. Text of Press Release relating to the Declaration of the Rights dated November 5, 1998 (incorporated by reference to
                  Exhibit 99.1 of the Company's Current Report on Form 8-K (File No. 0-23165) filed with the Securities and Exchange Commission on November 6, 1998.




































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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         RENEX CORP., a Florida corporation



DATE:    November 6, 1998                By: /s/ James P. Shea
     -----------------------                 -----------------------------------
                                                       JAMES P. SHEA
                                              President/Chief Executive Officer

































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                                  Exhibit Index

Exhibit
Number                        Description

1. Rights Agreement, dated as of November 6, 1998, between Renex Corp. and Continental Stock Transfer and Trust Company, as Rights Agent (Incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 0-23165) filed with the Securities and Exchange Commission on November 6, 1998.

2. Text of Press Release relating to the Declaration of the Rights dated November 5, 1998 (incorporated by reference to
                  Exhibit 99.1 of the Company's Current Report on Form 8-K (File No. 0-23165) filed with the Securities and Exchange Commission on November 6, 1998.





































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